July 3, 2025
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:
We have read Item 8 to Form N-CSR dated July 3, 2025, of Victory Portfolios III and are in agreement with the statements contained in the second paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours very truly,
/s/
Ernst & Young LLP

San Antonio, Texas